Q77(h) (Change in Control)

Virtus KAR Mid-Cap Core Fund (Series 18):
National Financial Services LLC ("NFS"), on behalf of its customers, ceased having control on or about March 21, 2018, due to a series of purchases by other shareholders. As of the end of the period, NFS owned approximately 22.76% of the shares (as measured in assets).
Virtus KAR Small-Cap Value Fund (Series 10):
National Financial Services LLC ("NFS"), on behalf of its customers, acquired control on or about March 16, 2018, due to a series of purchases throughout the period by NFS. As of the end of the period, NFS owned approximately 26.42% of the shares (as measured in assets).
Virtus KAR Small-Mid Cap Core Fund (Series 19):
Virtus Partners, Inc. ("Virtus"), as the seed investor, acquired control on March 8, 2018, at the fund's inception.
As of the end of the period, Virtus owned 99.83% of the shares (as measured in assets).